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                                                                    EXHIBIT 99.1



             VISTA GOLD ANNOUNCES RECORD SECOND QUARTER PRODUCTION


DENVER, COLORADO, JULY 14, 1997 - Vista Gold Corp. is pleased to announce another record quarterly production from the Hycroft mine in Nevada. Gold production for the second quarter was 30,404 ounces, a 30 percent over production of 23,429 ounces for the second quarter in 1996. For the first six months of 1997, gold production was 60,539 ounces, which is a 53 percent increase over production of 39,635 ounces for the same period in 1996. This increased production is a result of expansion plans successfully implemented late last year.

Direct cash operating costs per ounce continue to be below budget. For the second quarter and the first six months, direct cash operating costs were $240 per ounce.

Second quarter 1997 production can be attributed to expansion at the mine, enhanced leach solution pumping capacity and the last of the higher grade ore from Cut 4.

"We are very pleased with back-to-back record production quarters this year from the Hycroft mine and that we are on track with our 1997 production plan of 115,000 ounces," said Michael B. Richings, President and CEO of Vista Gold Corp. "We give the credit to the management and staff at the Hycroft mine who take pride in continuing to operate effectively and efficiently which is especially important given the current gold price environment."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

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The statements that are not historical are forward looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450 or (888) 629-2450.